NO ACT

PE
12-2-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





12025125

January 4, 2012



Sharon L. Burr
Dominion Resources, Inc.
Sharon.L.Burr@dom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-12

Re: Dominion Resources, Inc.
Incoming letter dated December 2, 2011

Dear Ms. Burr:

This is in response to your letter dated December 2, 2011 concerning the shareholder proposal submitted to Dominion by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 4, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 2, 2011

The proposal requests that Dominion's board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Dominion's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(7), as relating to Dominion's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Dominion's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219


Dominion

December 2, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dominion Resources, Inc.
Omission of Shareholder Proposal of
The United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We are writing to inform you that Dominion Resources, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j) we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal states:

Be it Resolved: That the shareholders of Dominion Resources, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven-year engagement limit would begin to run following adoption of the Rotation Policy.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. The Proposal may also be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(9) because the Proposal is in direct conflict with a proposal to be submitted by the Company at its 2012 annual meeting of shareholders (the "2012 Annual Meeting").

III. Analysis

A. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operation. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release").

In the 1998 Release the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976).

As provided under Virginia law, the Company's Board of Directors (the "Board") oversees the management of the Company's business and affairs. In accordance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), Rule 10A-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange, the charter of the Board's Audit Committee (the "Audit Committee") grants the Audit Committee the ultimate authority and responsibility for the appointment, compensation, retention and oversight of the work of the Company's independent auditors.

The selection, retention and termination of the Company's independent auditor involve complex considerations that are not appropriate matters for shareholder oversight. The Audit Committee considers many factors in making its determination with regard to the Company's independent auditor, including among others: the auditor's internal quality control procedures, the auditor's skills and expertise in the Company's industry, the auditor's independence, the auditor's relationship with Company competitors, and the time, expense and other resources associated with working with a current auditor or engaging a new one. The Audit Committee must also consider the availability of a suitable alternative firm in light of then-existing circumstances. The Proposal would require the Audit Committee to periodically select a new auditing firm whether or not the Audit Committee considered such a change to be consistent with its determinations in this regard or to be in the best interests of the Company or its shareholders. The Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors, notwithstanding the Audit Committee's business judgment on the current auditor's qualifications and expertise. Accordingly, the Proposal implicates the types of fundamental and complex matters that are inappropriate for shareholder proposals.

The Staff has a long history of viewing shareholder proposals concerning the selection and engagement of independent auditors, including proposals that seek to require the rotation of or to limit the term of engagement of the independent auditor, as relating to a company's ordinary business matters and excludable under Rule 14a-8(i)(7). For example, in *J.P. Morgan Chase & Co.* (avail. Mar. 5, 2010), the Staff concurred that the company could exclude a shareholder proposal requesting that the company's board of directors limit the engagement of the company's independent auditor to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditors' engagement, are generally excludable under Rule 14a-8(i)(7)." *See also Deere & Company* (avail. Nov. 18, 2011) (proposal from Proponent that requires rotation of audit firm at least every seven years for a minimum of three years); *Hewlett-Packard Company* (avail. Nov. 18, 2011) (same); *Masco Corp.* (avail. Jan. 13, 2010) (proposal to limit the term of engagement of the company's auditors to five years); *Masco Corp.* (avail. Nov. 14, 2008) (same); *El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years; *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years); *Kohl's Corp.* (avail. Jan. 27, 2004) (proposal requesting that the board adopt a policy that the company select a new independent auditor at least every ten years); *The Allstate Corp.* (avail. Feb. 5, 2003) (proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years); *Bank of America Corp.* (avail. Jan. 2, 2003) (same); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (proposal requesting that the board adopt a policy to select new independent auditor at least every five years); *Transamerica Corp.* (avail. Mar. 8, 1996) (proposal requesting the rotation of the independent auditor every four years); *Mobil Corp.* (avail. Jan. 3, 1986) (proposal requiring the rotation of the independent auditor at least every five years).

In each of the cited no-action letters, the Staff confirmed that proposals dealing with the method of selecting independent auditors were related to ordinary business matters and the Staff indicated that it would not recommend enforcement action if the subject proposals were omitted. The Proposal is similar or substantially identical to the proposals addressed in the foregoing precedents, all of which were properly excluded. Accordingly, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal May be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Proposal to Have Its Shareholders Ratify the Appointment of the Independent Auditor at the Same Meeting

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Company anticipates that the Audit Committee will appoint Deloitte & Touche, LLP ("Deloitte") as the Company's independent auditor to audit its consolidated financial statements for the 2012 fiscal year, and will recommend to its shareholders a vote for the ratification of such appointment in the 2012 Proxy Materials. Deloitte has provided audit services to the Company continuously for more than seven years. Because the Proposal requests that the Audit Committee adopt a policy requiring rotation of the Company's independent auditors every seven years, the Company believes that the Proposal is in direct conflict with its proposal to reappoint Deloitte at the 2012 Annual Meeting. Thus, if included in the 2012 Proxy Materials, an affirmative vote on both the Company's proposal and the Proposal could lead to an inconsistent mandate from shareholders.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. Directly on point is *B.F. Saul Real Estate Investment Trust* (Nov. 24, 1981), where the Staff found that a proposal to select auditors that were independent of the B.F. Sault family could be omitted since it was counter to management's submission to share owners of the ratification of a firm as independent auditors. *See also Phillips-Van Heusen Corporation* (Apr. 21, 2000) (allowing exclusion of a proposal discontinuing directors' bonus incentive and option plans that conflicted with company proposal to adopt incentive and option plans); *Unicom Corporation* (Feb. 14, 2000) (allowing exclusion of a proposal mandating that the company reject a proposed merger that conflicted with a company proposal to approval of such merger); *Scudder New Europe Fund, Inc.* (Apr. 29,

1999) (allowing exclusion of a proposal contrary to a company merger proposal); and *General Electric Company* (Jan. 28, 1997) (allowing exclusion of a proposal requiring modifications to a company's stock option plans because such modifications conflicted with the terms and conditions of a company proposal to adopt a new employee stock option plan). For all of the reasons stated above, the Company believes that the Proposal is directly counter to its proposal to ratify the appointment of Deloitte as its independent auditor for the 2012 fiscal year, and is therefore excludable under Rule 14a-8(i)(9).

IV. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219, telephone number (804) 819-2171, facsimile number (804) 819-2202, or email, Sharon.L.Burr@dom.com. Thank you for your consideration.

Sincerely,



Sharon L. Burr
Deputy General Counsel

Enclosure

cc: Mr. Douglas J. McCarron – Fund Chairman
Mr. Ed Durkin, Corporate Affairs Department
United Brotherhood of Carpenters
101 Constitution Avenue, N.W.
Washington, DC 20001


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE
Friday, November 18, 2011

TO
Carter M. Reid
Vice President, General Counsel and
Corporate Secretary

SUBJECT
Carpenter Pension Fund Shareholder Proposal

FAX NUMBER
804-819-2638

FROM
Ed Durkin

NUMBER OF PAGES (Including This Cover Sheet)
4

FAX TRANSMISSION ■

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 804-819-2638]

November 18, 2011

Carter M. Reid
Vice President, General Counsel
And Corporate Secretary
Dominion Resources
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dominion Resources ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 7,384 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Dominion Resources Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Dominion Resources has paid its audit firm, Deloitte & Touche LLP, a total of $54,790,000 total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.